Exhibit 99.1

NR-16-10

GOLD RESERVE PROVIDES UPDATE ON AGREEMENTS WITH VENEZUELA

SPOKANE, WASHINGTON, June 8, 2016

Gold Reserve Inc. (TSX.V:GRZ) (OTCQB:GDRZF) (the “Company” or “Gold Reserve”) reported today that its senior executives continue to meet in Caracas with Venezuelan government officials to finalize the settlement and mixed company agreements, as well as related documents from various Venezuelan government entities.

On June 7, 2016, President Nicolas Maduro Moros, in an address on national television, announced the creation of a new Ministry exclusively dedicated to mining activities, named the Ministry for Ecological Mining Development. President Maduro also announced that six agreements would be executed in the near term, which the Company understands includes the agreement between Gold Reserve and Venezuela.

Doug Belanger, President, stated that, “We have made significant progress and believe we are in the final stage of completing these agreements and the recent approval of the new Ministry and the announcement by President Maduro appear to be a confirmation of these efforts.”

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov and www.sedar.com.

 Company Contact

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws that state Gold Reserve's or its management's intentions, hopes, beliefs, expectations or predictions for the future. In this release, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

In addition to being subject to a number of assumptions, forward-looking statements in this release involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of the Company to be materially different from our estimated outcomes, future results, performance or achievements expressed or implied by those forward-looking statements, including the risk that the agreements and the contemplated transactions therein may not be completed, Venezuela's ability to fund the contemplated payments to the Company pursuant to the arbitral award and for its mining data as well as the parties’ ability to fund the anticipated capital costs of the Brisas-Cristinas Project.

This list is not exhaustive of the factors that may affect any of Gold Reserve's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the United States Securities and Exchange Commission and applicable Canadian provincial and territorial securities legislation.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.